UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.

125 Highway 515 East, PO Box 398

Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.

401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee Members

United Community Banks, Inc. 401(k) Plan

Blairsville, Georgia

We have audited the accompanying statements of net assets available for benefits of United Community Banks, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Community Banks, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplement Schedule of Assets (Held as of End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

\s\ Porter Keadle Moore, LLC

Atlanta, Georgia
June 24, 2016

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:

Investments at fair value:
Common stock of United Community Banks, Inc.	$8,699,773	$9,760,618
Stable value common trust fund	6,132,666	4,806,592
Shares of registered investment company mutual funds	71,107,062	70,093,780
Total investments	85,939,501	84,660,990

Receivables:
Accrued dividends	26,798	25,726
Total receivables	26,798	25,726
Total assets	85,966,299	84,686,716

Liabilities:
Other payables	862	2,509
Total liabilities	862	2,509
Net assets available for benefits	$85,965,437	$84,684,207

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions to net assets attributed to:
Investment returns:
Interest and dividends	$4,004,296
Net depreciation in fair value of investments	(3,434,055)
Total investment returns	570,241

Contributions:
Employer match	1,448,907
Employee deferrals	5,014,578
Employee rollovers and other	1,959,915
Total contributions	8,423,400
Total additions	8,993,641

Deductions from net assets attributed to:
Distributions paid to participants	7,536,975
Administrative expenses	174,212
Other	1,224
Total deductions	7,712,411

Increase in net assets available for benefits	1,281,230
Net assets available for plan benefits:
Beginning of year	84,684,207
End of year	$85,965,437

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. 401(k) Plan (the “Plan”, formerly known as the United Community Banks, Inc. Profit Sharing Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. The Company matches 50% of participant contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations. Effective April 1, 2016, the Company match increased to 70% of participant contributions up to 5% of the participant’s annual base salary and commissions. Also effective April 1, 2016, the Plan was amended to implement automatic contributions of 5% of compensation on behalf of each eligible employee who does not affirmatively elect against automatic contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future Company contributions to the Plan.

In-Service Withdrawals

The Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years. Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment. Benefits are recorded when paid.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Administrative Expenses

The Plan pays substantially all administrative expenses.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts approximated $200 and $2,000, respectively. These amounts will be used to reduce future Company contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Reclassification

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation.

Investment Valuation

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

5

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements, continued

Fair Value Hierarchy, continued

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s investments are reported at fair value, including the collective investment fund, which holds indirect investments in fully benefit-responsive investment contracts. The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. The investment in the stable value fund is valued at net asset value (“NAV”) per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value.

In accordance with ASC 820, the Plan’s investments in the Company’s common stock and mutual funds are classified as Level 1 recurring items since their valuation is based upon quoted market prices in active markets for identical assets. The Plan’s investment in the collective investment fund is not required to be classified within the fair value hierarchy since it is measured at NAV as a practical expedient. At December 31, 2015 and 2014, the Plan held investments in the Company’s common stock amounting to $8,699,773 and $9,760,618, respectively. This investment represented 10% and 12% of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. Effective January 1, 2015, participants could no longer invest additional funds in the Company’s common stock, although existing balances invested in the Company’s common stock can be maintained.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The net returns from investment activity include realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the Plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 effective January 1, 2015, with no material impact on the Plan’s net assets. The adoption of ASU 2015-07 did affect certain disclosures related to fair value measurement as presented in Note 5.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements, continued

Recent Accounting Pronouncements, continued

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II effective January 1, 2015 and has adjusted the Plan’s disclosures accordingly.

(3)	Tax Status

The Plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(4)	Party-In-Interest Transactions

During the course of the year, the Plan entered into certain party-in-interest transactions with the Company and T. Rowe Price Trust Company (the “Trustee”). The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2015, the Plan recorded dividends of approximately $103,000 on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2015 Plan year.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $174,212 for 2015 and is presented on the Statement of Changes in Net Assets Available for Benefits as administrative expenses. The fees for 2015 for consulting services amounted to $58,600 and for record keeping amounted to $115,612.

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UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(5)	Fair Value Measurements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2015 and 2014.

December 31, 2015	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$8,699,773	$-	$-	$8,699,773
Mutual funds	71,107,062	-	-	71,107,062
	$79,806,835	$-	$-	79,806,835
Collective trust fund measured at NAV				6,132,666
Total investments at fair value				$85,939,501

December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$9,760,618	$-	$-	$9,760,618
Mutual funds	70,093,780	-	-	70,093,780
	$79,854,398	$-	$-	79,854,398
Collective trust fund measured at NAV				4,806,592
Total investments at fair value				$84,660,990

(6)	Benefits Paid After Year-End and Reconciliation to Form 5500

There were two distributions totaling $9,235 that were requested prior to December 31, 2015 but paid in 2016. There were no distributions that were requested prior to December 31, 2014 but paid in 2015.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014:

	December 31,
	2015	2014

Net assets available for benefits as reported in the the financial statements	$85,965,437	$84,684,207
Fair value adjustment on fully benefit-responsive investment contracts	-	70,702
Benefit claims payable	(9,235)	-
Net assets available for benefits as reported in the Form 5500	$85,956,202	$84,754,909

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2015, as reported in the financial statements to the Form 5500:

For the Year Ended December 31, 2015
Change in net assets available for benefits as reported in the financial statements	$1,281,230
Fair value adjustment on fully benefit-responsive investment contracts	(70,702)
Change in benefit claims payable	(9,235)
Change in net assets available for benefits as reported in the Form 5500	$1,201,293

8

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Notes to Financial Statements, continued

(7)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2015 through the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

9

UNITED COMMUNITY BANKS, INC. 401(K) PLAN

Schedule H, Part IV, Line 4:

Schedule of Assets (Held at End of Year)

December 31, 2015

Employer Identification Number: 58-0554454

Plan Number: 001

(a)	Identity of issuer or similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)

*	United Community Banks, Inc.	Common stock - 446,371 shares	N/A	$8,699,773
*	T. Rowe Price	T. Rowe Price Growth Stock Fund - 136,913 shares	N/A	7,346,745
*	T. Rowe Price	T. Rowe Price Retirement 2025 Fund - 439,657 shares	N/A	6,572,874
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth Fund - 199,105 shares	N/A	6,450,990
*	T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund - 6,132,666 shares	N/A	6,132,666
*	T. Rowe Price	T. Rowe Price Retirement 2030 Fund - 276,322 shares	N/A	6,026,583
*	T. Rowe Price	T. Rowe Price Retirement 2020 Fund - 257,940 shares	N/A	5,078,843
	Vanguard Funds	Vanguard 500 Index Fund - 26,547 shares	N/A	5,003,517
	PIMCO Funds	PIMCO Total Return Bond Fund - 475,041 shares	N/A	4,783,664
*	T. Rowe Price	T. Rowe Price Retirement 2015 Fund - 323,839 shares	N/A	4,430,116
	Goldman Sachs	Goldman Sachs Midcap Value Fund - 111,237 shares	N/A	3,694,189
*	T. Rowe Price	T. Rowe Price Retirement 2035 Fund - 219,711 shares	N/A	3,469,244
*	T. Rowe Price	T. Rowe Price Institutional Large Cap Value Fund - 183,219 shares	N/A	3,440,857
	Harbor Funds	Harbor International Fund - 40,364 shares	N/A	2,398,857
*	T. Rowe Price	T. Rowe Price Retirement 2040 Fund - 85,322 shares	N/A	1,926,569
	Dimensional Fund Advisors	DFA US Small Cap Value Portfolio - 61,804 shares	N/A	1,884,384
	American Beacon	American Beacon Stephens Small Cap Growth Fund - 121,475 shares	N/A	1,831,841
*	T. Rowe Price	T. Rowe Price Retirement 2045 Fund - 98,779 shares	N/A	1,497,491
*	T. Rowe Price	T. Rowe Price Retirement 2010 Fund - 86,553 shares	N/A	1,461,019
	BlackRock	BlackRock Inflation Protected Bond Fund - 120,110 shares	N/A	1,239,533
	Vanguard Funds	Vanguard Mid Cap Index Fund - 5,093 shares	N/A	757,397
	Vanguard Funds	Vanguard Small Cap Index Fund - 13,734 shares	N/A	728,584
*	T. Rowe Price	T. Rowe Price Retirement 2050 Fund - 38,350 shares	N/A	488,580
	Vanguard Funds	Vanguard Total International Stock Index Fund - 7,922 shares	N/A	192,035
	Vanguard Funds	Vanguard Total Bond Market Index Fund - 15,797 shares	N/A	168,077
*	T. Rowe Price	T. Rowe Price Retirement 2055 Fund - 11,944 shares	N/A	151,803
*	T. Rowe Price	T. Rowe Price Retirement 2005 Fund - 6,663 shares	N/A	82,826
*	T. Rowe Price	T. Rowe Price Prime Reserve Fund - 444 shares	N/A	444

*	Party-in-interest

	N/A- Value is not applicable due to investment being participant directed.

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.

401(k) Plan

By:	/s/ Kimberly Frazier
Title: Assistant Vice President T. Rowe Price Trust Company

Date: June 24, 2016

11

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

12